AB 3/12

[redacted]

14046768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 52972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADIER BROKERAGE INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11016 RUSHMORE DRIVE, SUITE 350
(No. and Street)

CHARLOTTE	NC	28277-3663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN DONOVAN (980) 272-3668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA, PC
(Name – *if individual, state last, first, middle name*)

4 EXECUTIVE BOULEVARD, SUITE 304	SUFFERN	NY	10901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, BRIAN DONOVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADIER BROKERAGE INC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

Jee An Stablein
NOTARY PUBLIC
Mecklenburg County
North Carolina

My Commission Expires Feb. 9, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
FINANCIAL STATEMENTS

DECEMBER 31, 2013

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
Table of Contents
FOR THE YEAR ENDED DECEMBER 31, 2013

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Auditor's Report

To the Stockholder
Tradier Brokerage, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tradier Brokerage, Inc. (a QSSS Subsidiary of Tradier, Inc.), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradier Brokerage, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

SRV CPA, PC

Suffern, New York
February 25, 2014

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	202,641
Clearing deposit		25,000
Prepaid expenses		22,399
TOTAL ASSETS	$	250,040
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	33,386
Total Liabilities		33,386
Stockholders' Equity		216,654
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	250,040

See accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues		
Commissions	$	1,438
Interest income		297
Payments for order flow		182
Total Revenues		1,917
Expenses		
Management fees		227,876
Regulatory fees		42,041
Technology fees		40,929
Administrative		21,125
Professional fees		9,437
Brokerage, exchange, and clearance fees		4,678
Auto and travel		835
Office and general expenses		831
Bank service charges		159
Telephone and utilities		76
Total Expenses		347,987
Net Loss	$(	346,070)

See accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2013	$ 1,000	$ 15,000	$(2,829)	$ 13,171
Contributed Capital		560,000		560,000
Distributed Capital		(10,447)		(10,447)
Net Loss			(346,070)	(346,070)
Balance at December 31, 2013	$ 1,000	$ 564,553	$(348,899)	$ 216,654

See accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$(346,070)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in clearing deposit	(25,000)
Increase in prepaid expenses	(16,473)
Increase in accounts payable and accrued expenses	33,369
Net Cash Used In Operating Activities	(354,174)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of loan from former shareholder	(50,000)
Capital contributions	560,000
Capital distributions	(10,447)
Net Cash Provided By Financing Activities	499,553
Change in Cash and Cash Equivalents	145,379
Cash and Cash Equivalents, Beginning of Year	57,262
Cash and Cash Equivalents, End of Year	$ 202,641

See accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1 – Organization and Nature of Operations:
Tradier Brokerage, Inc. ("the Company") is an independent wholly owned subsidiary of Tradier, Inc. ("TI") and was purchased under the terms of a stock purchase agreement on April 1, 2013 to operate the broker dealer arm and business model of Tradier, Inc. The former company name of the entity was Robbins Securities, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA") and was incorporated in Illinois on July 1, 1993.

The Company is a discount online service brokerage firm specializing in featuring Application Programming Interfaces ("APIs") which serve as a intermediary between online traders and their either customized or purchased integrated trading platforms.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies:
Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Securities
The Company is a non-carrying, non clearing dealer, the Company does not receive or custody customer funds or safe keep customer securities.

Revenue Recognition
The Company's primary revenue sources come from commissions charged and related clearing expenses and are recorded on a trade-date basis as securities transactions occur. The Company has a contractual relationship with a primary clearing house who handles all customer orders.

Note 2 – Summary of Significant Accounting Policies (continued):

Revenue Recognition (continued)

Other income comes in the way of payment for order flow ("PFOF"), where orders are directed to other parties for execution. In PFOF transactions, the Company receives a small payment, usually pennies per share, as compensation for directing the order to the different parties. These incomes are recorded as security transactions occur.

The Company also earns interest on customer assets held at the clearing house which accrues at the banks rate of prime and is earned and recorded monthly.

Receivables from Clearing Organization and Clearing Deposit

Pursuant to an agreement with the Company's clearing organization, the clearing organization remits a commission payment to the Company during the month subsequent to the trade-date. The Company has one month of outstanding commission payments due from the clearing organization. The Company did not incur any bad debts from the clearing organization during 2013.

In accordance with the Company's contract with their clearing firm, $25,000 is held as a clearing deposit against future charges. Management has classified this asset as current on the Statement of Financial Condition as of December 31, 2013.

Cash and Cash Equivalents

Cash consists of checking accounts and savings accounts. For purposes of the financial statements, the Company considers all highly liquid investments with maturities of 90 days or less to be cash equivalents.

Income Taxes

The Company is a 100% owned subsidiary and files under their parent Tradier, Inc. as a Qualified Subchapter S Subsidiary ("QSSS"). Under Federal law, upon election of the parent federal S-Corporation, the two corporations are treated as a single entity and the assets, liabilities, income, deductions, and credits of the wholly owned subsidiary are treated as if they belong to the parent corporation.

Under the QSSS tax election, the Company's shareholders report their pro-rated portion of the Company's taxable income or loss on their personal income tax returns and are responsible for the applicable income tax at their level. As a result, the Company is exempt from most federal income taxes.

Note 2 – Summary of Significant Accounting Policies (continued):

Income Taxes (continued)

The Corporation holds state registrations in Delaware, Illinois, and North Carolina where they currently have nexus. The State of Illinois imposes a 1.5% replacement tax on the taxable income of the Tradier Brokerage, Inc. company only, and the Company itself is responsible for payment of this state tax.

The Company recognizes tax benefits from income tax positions taken or expected to be taken in a tax return only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits from uncertain tax positions recognized are reflected at the amounts most likely to be sustained on examination. The Company recognizes interest and penalties associated with uncertain tax positions in income tax expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available.

The Company believes that it has no uncertain tax provisions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2010, 2011, and 2012 tax years of the Company remain subject to examination by U.S. federal and certain state and local tax authorities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. At times, cash balances may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates, and the differences could be material.

Note 3 – Cash Segregated under Federal and Other Regulations:
The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 4 – Fixed Assets:
Pursuant to an Outsource Hosted Platform, Services, an Support Agreement with TI, The Company does not own any fixed assets. See Note 7 (Related Party Transactions) for more details.

Note 5 – Clearing Deposit:
In accordance with the Company's clearing contract, the company is required to keep a deposit of $25,000 in a clearing deposit account with the clearing firm. The agreement calls for an additional deposit of $25,000 to be made at/before their first trade date, with a final deposit of $50,000 due to the clearing account within 120 days following their first trade date, for a total of $100,000 to be held in the account. Due to launching delays by the clearing company during 2013, both the Company and the clearing firm mutually agreed to delay the payment of the additional $25,000 and the final payment of $50,000 to the clearing account until the second quarter of 2014.

Note 6 – Advertising:
The Company does not advertise or incur any such advertising expenditures directly. All advertising expenses are incurred by Tradier, Inc. See Note 7 (Related Party Transactions) for more details.

Note 7 – Related Party Transactions:
The Company operates under two agreements with its parent corporation TI:

The first agreement known as an Outsource Hosted Platform, Services, an Support Agreement ("Service Agreement"), was executed on April 30, 2013. The service agreement sets forth the specific terms and conditions under which TI shall supply certain services to the Company. The agreement is effective (valid) and services held under the agreement include but are not limited to: Hosted platform, support and maintenance, and has a term starting on the execution date for an initial term of one (1) year. Under the event TI does not provide one hundred (100) day notice before the completion of the one (1) year contract term, the agreement automatically renews for an additional one year term expiring April 30, 2015. The agreement calls for monthly payments due to Tradier, Inc. of $3,250. During the year ended December 31, 2013, the Company paid TI a total of $16,250. For a listing of future minimum commitments under this agreement, see Note 9 (Commitments).

Note 7 – Related Party Transactions (continued):

The second agreement known as an Expense Sharing Agreement ("Expense Agreement") was executed on October 14, 2013. The expense agreement identifies expenses incurred by the Company and the method of payment by TI. The agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared at 40% by the Company, and identifies direct costs such as employee compensation which are to be shared 5% by the Company payable in total monthly payments due to TI in an amount equal to $29,609. Prior to the execution of this agreement, management calculated the monthly fee utilizing the same percentages based upon actual expenses incurred. Total payments to the parent for costs related to the expense agreement amount to $227,876 for the year ended December 31, 2013. These expenses have been reflected on the Statement of Operations as management fees. The agreement is considered month-to-month.

During the year, the Company received proceeds from Tradier, Inc of $550,000 and a former shareholder in the amount of $10,000, totaling $560,000 to capitalize the Company for first year operations. Management classifies these proceeds as paid-in-capital, and has reflected them as such on the Statement of Changes in Stockholder's Equity.

Note 8 – Concentrations:

The Company has entered into a fully disclosed clearing agreement ("Clearing Agreement") with First Southwest Company ("FSWC"). The clearing agreement is effective April 30, 2013 and remains in-force for an initial term of three (3) years from the effective date. At any time during the forty-five (45) day period immediately preceding the conclusion of the initial three-year term, either party may terminate the agreement by providing forty-five (45) days written notice. In the event no written notice of termination is given or received by either party, the agreement automatically renews for an additional one-year period and may continue to be renewed for subsequent one-year periods until terminated.

The agreement provides for FSWC to serve as the introducing broker, where the Company will refer current and future customers of the Company to FSWC who will serve as the sole outside company engaged in securities brokerage business transactions for the Company. The Company does not custody customer funds, and does not clear investment orders/transactions for its customers. As a result, the Company does not feel they have any credit risk with regard to the transactions. However, the Company can have credit risk exposure associated with the possible nonperformance of FSWC. Accordingly, it is the Company's policy to review as necessary, the credit standing of FSWC.

Note 9 – Commitments:

Pursuant to the clearing agreement, the Company is to pay minimum monthly clearing charges as follows: months 0-4 - Waived, months 4-8 - $10,000 Months 9 and thereafter $10,000.

Due to launching delays by the clearing company during 2013, FSWC agreed to delay the minimum until May of 2014. The minimum charge includes clearing fees only, other ancillary charges such as system charges, and other fees are not included in the minimum fees. Minimum future payments due the next five (5) years for all commitments of the Company are as follows:

	Non- Related Party	Related Party	Totals
2014	$ 90,000	$ 39,000	$ 135,000
2015	40,000	13,000	53,000
Totals	$ 130,000	$ 52,000	$ 188,000

Note 10 – Fair Value Disclosure:

The Company has adopted FASB ASC topic 820, which requires among other things, enhanced disclosures about investments are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date

Level 2 Inputs - other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices that are observable, such as models or other valuation methodologies

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or evaluations.

Note 10 – Fair Value Disclosure (continued):

At December 31, 2013, the Company's assets and liabilities fall into Level 1 and require no adjustments to arrive at fair value. The Company held no Level 2 or Level 3 assets or liabilities during the year.

Note 11 – Capital Requirement:

The Company is subject to the net capital requirements of the SEC and FINRA, and as such, is required to maintain a net capital of $5,000 (as defined by FINRA). Net capital of the Corporation, as defined by FINRA, as of December 31, 2013 was $194,255, see Schedule 1 (Computation of Net Capital and Minimum Capital Requirements Under Rule 15c-1 of the Securities and Exchange Commission) for more details.

Note 12 – Loan from Former Shareholder:

During the year, the Company repaid a $50,000 loan from a former shareholder. The loan was short-term in nature and as such management did not accrue or pay interest on the principal balance for the period it was outstanding during the year. The amount has been reflected as repayment of loan from former shareholder on the statement of cash flows for the year ended December 31, 2013.

Note 13 – Common Stock:

Effective April 9, 2013 100% of the common stock of Robbins Securities, Inc. ("Robbins") was purchased by TI. At the time of the acquisition, common stock consisted of 1,000 shares, no par value stock, with 1,000,000 shares authorized, and 1,000 shares outstanding. The stock was purchased under the terms of a stock purchase agreement ("Stock Agreement"), where 100% of the issued and authorized shares were purchased by TI for a sale price of $95,000.

Note 14 – Additional Paid-in-Capital:

During the year, the Company received capital infusions from TI and from the former shareholder for operational purposes in the amount of $560,000. Management has classified this cash infusion as an increase to paid-in-capital on the Statement of Changes in Stockholder's Equity as of December 31, 2013.

Subsequent to the acquisition, the Company distributed $10,447 to the former shareholder. The 1,000 shares issued and outstanding at the time of acquisition remain unchanged as of December 31, 2013.

Note 15 – Indemnifications:

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 16 – Subsequent Events:

Management has evaluated subsequent events as of February 25, 2014, which is the date the financial statements were issued, and has noted no items requiring disclosure.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)

SCHEDULE 1

COMPUTATION OF NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

	December 31, 2013
Total members' equity	$ 216,654
Deductions and/or charges:	
Prepaid expenses and other assets	22,399
Net capital before haircuts on securities positions	194,255
Haircuts on securities	
Net capital	$ 194,255
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtedness)	2,226
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above)	5,000
Excess net capital	$ 189,255
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	33,386
Aggregate indebtedness	$ 33,386
Ratio of aggregate indebtedness to capital	17.10%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A, filed January 27, 2014.

See independent auditor's report and accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)

SCHEDULE 2

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule

See independent auditor's report and accompanying notes.

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(g)(1)

To the Stockholder
Tradier Brokerage, Inc.

In planning and performing our audit of the financial statements of Tradier Brokerage, Inc. (a wholly owned subsidiary of the Tradier Inc.) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Tradier Brokerage, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Tradier Brokerage, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Tradier Brokerage, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Tradier Brokerage, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Tradier Brokerage, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Tradier Brokerage, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future

periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Tradier Brokerage, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

SRV CPA, PC

Suffern, New York
February 25, 2014